Exhbit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 26, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Curtailment of Production

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) has not yet received the CCD decision setting limits on oil and gas production at Kumkol to a level which would exclude any associated gas flaring. However, the Company has received today a letter from Mr. Eleushov, First Deputy Chairman of the Committee of Environment Control, Ministry of Environmental Protection requesting the Company to reduce the volume of gas production to the level of actual utilization of associated gas in all fields operated by PetroKazakhstan Kumkol Resources (“PKKR”).

The Company has immediately started the process of reduction of production to a level that will eliminate gas flaring.

The Company does not know at this time whether other oil producers have received similar instructions. Based on official statistics of the Government of Kazakhstan it would appear that out of 34 oil producers only 5 operate without gas flaring. Based on the same statistics, PKKR accounted for 26.3 million cubic meters of flared gas versus 604 million cubic meters for the whole industry in Kazakhstan in the first quarter of 2005.

As previously released on April 21, 2005 the requirement for full gas utilization is the result of new legislation adopted in December 2004. PetroKazakhstan is currently implementing a plan for full gas utilization by July1, 2006 and the plan has been submitted to the appropriate regulatory authorities.

PetroKazakhstan Inc. is a vertically integrated, international energy Company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425